Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company", "we") is a financial services organization that offers investment solutions for customers by conducting business as an introducing broker-dealer and investment advisor. The Company also refers employee benefit plan customers or producers to third-party broker-dealers to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007 and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), a leading insurance broker in North America. The Parent owns many other companies collectively referred to as "Subsidiaries." The Company is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The investment advisor is registered with various state department entities.

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3 promulgated pursuant to the Act, the Company conducts business solely as an accommodation Broker-Dealer and receives revenue as a result of commissions that are assigned to the company by third party broker-dealers. The Company does not hold customer funds, execute securities trades, establish customer accounts or determine a customer's suitability for investments. The Company has engaged with third party broker-dealers that are responsible for opening accounts and effecting transactions for such customers. Therefore, the Company is exempt from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements.

Note 2: Summary of Significant Accounting Policies

A. *Use of estimates*
The accompanying financial statements, and these notes, are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Accounts Receivable*
Uncollected commissions and advisory fees from the third-party broker dealers are recorded as accounts receivable on our Statement of Financial Condition. Accounts receivables are stated net of an allowance for uncollectible accounts. Due to the immaterial nature of the Company's uncollectible commissions and advisory fees, an allowance for uncollectible accounts is not deemed necessary.

C. *Goodwill and Intangible assets, net*
Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business acquisitions. In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized, but instead is reviewed for impairment on at least an annual basis.

In evaluating the recoverability of the carrying value of goodwill we must make assumptions regarding the fair value of the Company and determine if an indicator of goodwill impairment exists by comparing the carrying value of the Company with the estimated fair value. If we determine that an indicator of goodwill impairment exists, we must then

quantify the actual goodwill impairment charge, if any, by comparing the carrying value of goodwill to its estimated fair value, based on the fair value of the Company's assets and liabilities as of the impairment test date.

Intangible assets consist primarily of customer relationships and are amortized over their useful life which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess. For 2021, intangible assets were deemed to not be impaired.

D. Income taxes

The Company files both the federal and state tax return on a consolidated basis with its Parent. The Company accounts for its income taxes using ASC 740, *Income Taxes*. ASC 740 requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards.

The Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes. As of December 31, 2021, the Company performed its assessment of the realizability of deferred tax assets. Based on the anticipated reversal pattern of our taxable temporary differences, the Company concluded its deferred tax assets are "more likely than not" to be realized. Therefore, no valuation allowance is required.

E. Right of Use Asset

The Company accounts for its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 842, Leases (ASC 842). The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note 3: Business Acquisitions

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

During 2021, the Company acquired substantially all of the assets of certain books of business for consideration of cash. With these acquisitions, the Company has expanded its geographic footprint and investment products and services. Goodwill arising from these acquisitions is a result of expected synergies from combining operations and intangible assets that do not qualify for separate recognition, including the assembled workforce. To fund purchases of these businesses the Parent made capital contributions of $46,003,455 in 2021.

The purchase price allocation for our year ended December 31, 2021 acquisitions is summarized in the table below:

	FSA	Epstein	Silverman	BPG	Raffa	Other	2021 Acquisitions
Consideration paid:							
Cash.. $	825,632	$ 4,049,554	$ 28,553,548	$ 5,422,114	$ 2,588,350	$1,738,423	$ 43,177,621
Partnership equity units.........................	306,123	-	-	-	-	126,802	432,925
Contingent earnout consideration payable......	16,560	712,246	3,789,868	551,734	115,367	443,079	5,628,854
Total purchase price........................... $	1,148,315	$ 4,761,800	$ 32,343,416	$ 5,973,848	$ 2,703,717	$2,308,304	$ 49,239,400
Allocation of purchase price:							
Intangible assets:							
Goodwill...................................... $	673,626	$ 2,785,574	$ 16,554,069	$ 3,073,224	$ 1,759,673	$1,332,391	$ 26,178,557
Customer relationships.........................	449,084	1,857,051	15,325,895	2,825,479	1,295,080	899,829	22,652,418
Trade names...................................	-	-	115,640	-	-	-	115,640
Current assets.................................	25,605	119,175	407,373	86,374	-	91,568	730,095
Total assets acquired......................... $	1,148,315	$ 4,761,800	$ 32,402,977	$ 5,985,077	$ 3,054,753	$2,323,788	$ 49,676,710
Current liabilities..............................	-	-	59,561	11,229	-	15,484	86,274
Noncurrent liabilities..........................	-	-	-	-	351,036	-	351,036
Total liabilities acquired......................	-	-	59,561	11,229	351,036	15,484	437,310
Net fair value of assets acquired............. $	1,148,315	$ 4,761,800	$ 32,343,416	$ 5,973,848	$ 2,703,717	$2,308,304	$ 49,239,400

The fair value adjustments for the customer relationship and broker dealer network intangible assets were determined on an excess cash flow method. The fair value adjustments for the trade names were based on a relief from royalty method. See Note 6, "Commitments and Contingencies" for a detailed discussion of contingent consideration arrangements and liabilities in connection with the acquired business.

In 2021, in accordance with ASC 805, certain adjustments were made to the estimated opening balance sheet accounts of 2020 acquisitions. As a result of these adjustments, the estimated contingent earnout consideration payable and goodwill was increased by $76,230.

Note 4: Business Disposition

During 2021, the Company disposed of a book of business that generated $341,983 of revenue in 2020. In connection with this disposition, the Company recognized a net gain of $17,099, and wrote off goodwill of $7,152. This disposition did not significantly affect the operations of the business.

Note 5: Intangible Assets

Goodwill

In connection with our acquisitions in 2021, we specifically identified Goodwill of $26,178,557. As of December 31, 2021, the goodwill balance is $69,298,399. We expect that approximately $45,882,000 of our total goodwill balance will be deductible for income tax purposes in future periods.

Other Intangible Assets

Changes in the carrying amount of goodwill for the year ended December 31, 2021, is as follows:

	Goodwill
Balance, January 1, 2021…………………………………………… $	43,050,764
Goodwill recorded in connection with acquisitions……………….	26,178,557
Goodwill removed in connection with dispositions…………………	(7,152)
Other purchase price adjustments…………………………………	76,230
Balance, December 31, 2021……………………………………… $	69,298,399

In connection with certain of our acquisitions, we specifically identified customer relationship trade name intangible assets subject to amortization. Trade names are amortized on a straight-line basis over the applicable estimated useful life. The estimated useful life of the customer relationships and trade name assets recorded in connection with the acquisitions, ranges from 6 years to 15 years and 2 years to 4 years, respectively.
We specifically identified our Hub International trade name as an indefinite-lived trade name. As of December 31, 2021, the indefinite-lived trade name is $518,946. In connection with certain of our acquisitions, we specifically identified an indefinite-lived broker-dealer network intangible asset. As of December 31, 2021, the indefinite-lived broker dealer network is $247,000.

Note 6: Commitments and Contingencies

In connection with the business acquisitions, the Company entered into agreements with the sellers to pay consideration that is contingent on achieving certain financial performance measures in future periods. As of December 31, 2021, the Company has $11,366,408 of contingent consideration accrued on the Statement of Financial Condition, $4,038,644 is considered long term, $7,327,764 is short term and included in accounts payable and accrued liabilities.

Changes in the amount of contingent earnout consideration during the year ending December 31, 2021 are as follows:

		Contingent Earnout Liability
Balance, January 1, 2021..	$	6,014,213
Business acquisitions...		5,628,854
Other purchase price adjustments..................................		76,230
Payments of contingent earnout consideration...................		(2,510,469)
Changes in fair value of contingent earnout liability.............		2,157,580
Balance, December 31, 2021......................................	$	11,366,408

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The fair value estimate of contingent consideration payable is based on observations of historical operating trends for the acquired businesses and current market and economic conditions that the Company believes may impact earnout variables such as revenue and operating profits. When estimating contingent earnout consideration, we historically do not utilize a range of possible estimates but instead determine a reasonable point estimate of expected future payments. The Company's best estimates of contingent earnout consideration liabilities are generally updated on, at minimum, an annual basis to reflect current market and operating conditions.

Note 7: Leases

We lease our office facilities. Lease terms vary from location to location and some have options to renew, rights of first refusal, or early termination rights. We are required to make additional payments under facility operating leases for taxes, insurance and other operating expenses incurred during the lease period. The Parent is a Guarantor on our leases. In addition, some of our locations are in space under leases by the Parent or Subsidiaries. The Company is allocated its proportionate share of the lease costs for shared locations. The company's Right of Use ("ROU") related entirely to the leases described above and are classified as operating leases. The ROU asset and related lease liability were calculated using the incremental borrowing rate of 5.5 percent.

Note 8: Income Taxes

The components of deferred tax assets and liabilities as of December 31, 2021 are as follows:

		As of December 31, 2021
Deferred tax asset (liability):		
Book vs. tax basis difference for Intangible assets..............................	$	1,002,521
Accrued bonus..		141,133
Prepaid insurance..		(2,514)
Total deferred tax asset...	$	1,141,140

The Company has determined that no reserve is required for uncertain tax positions.

The Company is subject to U.S. federal income tax as well as various other state income tax. The Company is no longer subject to examination by taxing authorities for the years before 2018, with the exception of the State of California, which has a four year statute**.**

Note 9: Related Party Transactions

The Parent and the Parent's other wholly owned subsidiaries (the "Subsidiaries") administer day-to-day operations and provide services to the Company such as human resource, information technology, record-keeping and clerical. In addition, the Parent and the Subsidiaries provide the Company's office space. In return, the Company pays the Parent and the Subsidiaries for operating expenses incurred and paid on its behalf in accordance with established service agreements.

Note 10: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and aggregate indebtedness changes day to day, but as of December 31, 2021, the net capital was $8,862,797, of which $7,325,471 was in excess of its required minimum net capital of $1,537,326. The ratio of aggregate indebtedness to net capital as of December 31, 2021 was 2.6 to 1.

Note 11: Subsequent Events

The subsequent events for the Company have been evaluated by management through February 26, 2022, the date financial statements were issued. It was determined that there were no subsequent events to recognize in the financial statements.